SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sanpaolo IMI S.p.A.

(Name of Issuer)

Ordinary Shares of €2.80 par value each (the “Ordinary Shares”)

(Title of Class of Securities)

ISIN IT0001269361

(CUSIP Number)

March 4, 2005

(Date of Event Which Requires Filing of this Statement)

Fernando Massara	Pierluigi Bernasconi
Corso Matteotti 26	Corso Matteotti 26
10121 Turin, Italy	10121 Turin, Italy
Tel. +39-011-5090230	Tel. +39-011-5090214

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  Rule 13d-1(b)
  Rule 13d-1(c)
  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ISIN IT0001269361	13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

IFIL S.p.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

93,071,000

	6	SHARED VOTING POWER

– 0 –

	7	SOLE DISPOSITIVE POWER

93,071,000

	8	SHARED DISPOSITIVE POWER

– 0 –

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

93,071,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.3% of the Ordinary Shares

12	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.
(a)	Name of Issuer:

Sanpaolo IMI S.p.A.

(b)	Address of Issuer’s Principal Executive Offices:

Piazza San Carlo 156, 10121 Turin, Italy

Item 2.
(a)	Name of person filing:

IFIL S.p.A. (indirectly controlled by Giovanni Agnelli and C. S.a.p.az.)

(b)	Address of principal business office:

Corso Matteotti 26, 10121 Turin, Italy

(c)	Citizenship:

Italy

(d)	Title of class of securities:

Ordinary Shares of €2.80 par value each.

(e)	ISIN number:

IT0001269361

The Ordinary Shares are also sold in the form of American Depositary Shares (“ADSs”), each ADS representing two Ordinary Shares. The ADSs are evidenced by American Depositary Receipts which are traded on the New York Stock Exchange and have a CUSIP number of 465 234 103.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

(a)	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b)	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	Investment Company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8)

(e)	Person registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3) or under the laws of any state.

(f)	Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	Parent Holding Company or Control Person in accordance with §240.13d-1(b)(ii)(G)

(h)	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	Group in accordance with §240.13d -1(b)(1)(ii)(J)

Item 4.       Ownership

(a)	Amount beneficially owned:

93,071,000

(b)	Percent of class:

6.3% of the Ordinary Shares (equal to 4.99% of the total number of Sanpaolo IMI’s capital shares, including preferred shares, or “Azioni Privilegiate,” which are not entitled to vote at ordinary shareholders’ meetings)

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
93,071,000
(ii) Shared power to vote or to direct the vote:
None.
(iii) Sole power to dispose or to direct the disposition of:
93,071,000
(iv) Shared power to direct the disposition of:
None.

Item 5.       Ownership of five percent or less of a class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.	Ownership of more than five percent on behalf of another person

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company

Not applicable.

Item 8.	Identification and classification of members of the group

Not applicable.

Item 9.	Notice of dissolution of group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 22, 2005
Date

/s/ Pierluigi Bernasconi

Signature

Pierluigi Bernasconi, Manager Tax and
General Corporation Department

Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.